Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES THE EXECUTION WITH MEDIA NETWORKS LATIN AMERICA OF A
MULTI-YEAR AND MULTI-TRANSPONDER CAPACITY AGREEMENT
Mexico City, Mexico, D.F. September 19, 2011 — Satélites Mexicanos, S.A. de C. V. (Satmex), a significant provider of fixed satellite services in the Americas, announced today that Media Networks Latin America (MNLA), a wholly owned subsidiary of Telefonica International and provider of satellite distribution and technical operations services, have signed a multi-year and multi-transponder capacity contract for broadband data services throughout Latin America. The announcement was made today by Patricio Northland, CEO, Satmex, and Werner Schuler, CEO Media Networks Latin America.
MNLA will initially utilize services through the Satmex 5 satellite Ku Band. Satmex 5 has a strong customer base in the highly desirable orbital position 116.8° W that provides services throughout the Americas.
Once Satmex launches the new satellite Satmex 8, in the third quarter of 2012, MNLA will migrate its operations from Satmex 5 to the new Satmex 8. Satmex 8 offers numerous advantages over Satmex 5, including additional capacity, improved geographic coverage and higher power.
“Media Networks Latin America is the leader in providing wholesale video and data services throughout the region and its long-term commitment to Satmex serves as an endorsement of our satellites’ capabilities”, said Satmex’s Mr. Northland. “Latin America is a highly attractive market for satellite communications and we’re pleased that we will be able to extend our satellite services with the addition of Satmex 8. We are looking forward to working with Media Networks Latin America in meeting the growing demand for satellite networks throughout the region.”
“As Media Networks Latin America currently provides over 400 standard and high definition channels and more than 4 millions set-top boxes across Brazil, Chile, Colombia, Peru, Venezuela, Bolivia, Ecuador, Guatemala, El Salvador, Costa Rica, Nicaragua, Honduras, Panama and Dominican Republic, with more than 2 millions subscribers, we are eager to secure more satellite capacity and increase our coverage area,” added MNLA’s Mr. Schuler. “Our agreement with SatMex provides us with the opportunity to expand our operations while providing our clients and customers with consistently superior services”.
About Media Networks Latin America
Media Networks Latin America (MNLA) provides data processing services, content generation and advertising sales to wholesale clients in Peru, Brazil, Colombia, Venezuela, Ecuador, Bolivia, Uruguay, Chile and Central America. This creates an instrumental infrastructure that allows MNLA’s clients to provide satellite television and satellite-based internet services to their subscribers. The company, which serve more than 4 million activated set-top boxes and has enough satellite capacity to increase its line up through a regional footprint that reaches more than 15 countries in North, Central and South America. MNLA is a subsidiary of Telefonica, one of the world’s largest telecommunications companies by market cap. Telefonica’s, activities are centered mainly on the fixed and mobile telephony businesses, while its broadband business is the key growth driver underpinning both. Telefonica operates in 25 countries and its customer base exceeds 264 million globally. The company’s growth strategy is focused on the markets in which it has a strong foothold: Spain, Europe and Latin America.

About Satmex
Satélites Mexicanos, S.A. de C. V. (Satmex) is a significant provider of fixed satellite services (FSS) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS provided based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve its entire coverage footprint utilizing a single satellite connection.
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date.

Media Contact: Priority	PR
Jeff Pryor
310 500 7844
jeff@prioritypr.net

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